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                          May 7, 2020

       Timothy T. Goodnow
       Chief Executive Officer
       Senseonics Holdings, Inc.
       20451 Seneca Meadows Parkway
       Germantown, MD 20876-7005

                                                        Re: Senseonics
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 30,
2020
                                                            File No. 333-237937

       Dear Mr. Goodnow:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christine Westbrook at 202-551-5019 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Mark Ballantyne, Esq.